  Exhibit 99.1

CORDOVACANN APPOINTS SEASONED EXECUTIVE AS SENIOR ADVISOR TO THE CEO

TORONTO, ONTARIO, February 25, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has appointed Mr. Joe Anto as a Senior Advisor to the Chief Executive Officer, effective February 25, 2020.

Mr. Anto will advise the Company in a variety of different areas including corporate and operational strategy, financings and potential acquisition opportunities. Mr. Anto previously served as Chief Executive Officer of Fred’s, Inc. (formerly, NASDAQ: FRED), a discount retail and pharmacy chain that operated over 550 stores in the Southeastern United States. He also previously served as Chief Financial Officer of Fred’s, Inc. after holding various leadership positions at MediaNews Group Inc., one of the largest multi-platform news organizations in the United States.

Mr. Taz Turner, Chairman and CEO of Cordova, said, “We are excited to have someone with Joe’s experience join our team and we are confident that his background, expertise and network will be immensely helpful to Cordova as we continue to execute on our strategy of becoming a leading cannabis-focused consumer products company.”

Mr. Anto, Senior Advisor of Cordova, commented, “I am thrilled to join the Cordova team at this critical juncture and look forward to working with the Company to help build its business and create shareholder value.”

As consideration for Mr. Anto’s appointment, the Company issued a total of 3,000,000 common share purchase warrants exercisable until February 24, 2023 at a price of $0.25 per share. Upon issuance, 500,000 of such warrants vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met.

Furthermore, the Company has also issued a total of 800,000 fully-vested common share purchase options under the Company’s stock option plan on February 25, 2020. Such options shall be exercisable until February 24, 2023 at a price of $0.25 per share.

All securities issued by the Company are subject to a mandatory hold period of four months and a day under applicable Canadian securities laws. This press release does not constitute a solicitation or offering to purchase any securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169